                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1933


                         For the month of December 2004


                                BANCOLOMBIA S.A.
                 (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medellin, Colombia
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F      X                   Form 40-F
                     -------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


         Yes                                No        X
                 -----                            -----

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)


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This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-12658).


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                                    SIGNATURE


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               BANCOLOMBIA S.A.
                                                 (Registrant)


Date: December 13, 2004                        By /s/ JAIME ALBERTO VELASQUEZ B.
                                                  ------------------------------
                                               Name:  Jaime Alberto Velasquez B.
                                               Title: Vice President of Finance
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[BANCOLOMBIA LOGO]

           BANCOLOMBIA REPORTS UNCONSOLIDATED NET INCOME OF PS 391,185
                 MILLION DURING THE FIRST ELEVEN MONTHS OF 2004

MEDELLIN, COLOMBIA. DECEMBER 13, 2004*


BANCOLOMBIA reported unconsolidated net income of Ps 36,551 million for the month ended November 30, 2004. For the eleven months ended November 30, 2004 the Bank reported accumulated net income of Ps 391,185 million, 38.8% higher than for the same period in 2003.

Total net interest income, including investment securities, amounted to Ps 86,382 million in November 2004 and Ps 867,672 million for the eleven-month period ended November 30, 2004. Additionally, total net fees and income from services amounted to Ps 28,446 million in November 2004 and Ps 287,087 million for the eleven-month period ended November 30, 2004.

Total assets amounted to Ps 13.65 trillion in November 2004, 28.4% higher than the reported in November 2003. Total deposits increased approximately 26.1% to Ps 8.3 trillion over the last twelve months. BANCOLOMBIA's total shareholders' equity amounted to Ps 1.89 trillion in November 2004, which constitutes a 25.6% increase over the Ps 1.5 trillion reported in November 2003.

BANCOLOMBIA's (unconsolidated) level of past due loans as a percentage of total loans was 1.51% as of November 30, 2004, and the level of allowance for past due loans was 280%.

MARKET SHARE

According to ASOBANCARIA (Colombia's national banking association), BANCOLOMBIA's market share of the Colombian Financial System in November 2004 was as follows: 12.4% of total deposits, 14.4% of total net loans, 10.2% of total savings accounts, 18.1% of total checking accounts and 12.1% of total time deposits.




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  * This report corresponds to the interim financial statements of BANCOLOMBIA, which are subject to review by the Superintendency of Banking. The information contained herein has been prepared in accordance with generally accepted accounting principles (GAAP) in Colombia, and is expressed in nominal terms and has not been audited.
  CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS
  This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors that could cause actual results to differ materially from those indicated in such statements.

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Contacts
JAIME A. VELASQUEZ      MAURICIO BOTERO         FAX: (574) 2317208
FINANCIAL VP            IR MANAGER              WWW.BANCOLOMBIA.COM
TEL.: (574) 5108666     TEL.: (574) 5108866     INVESTORRELATIONS@BANCOLOMBIA.CO